Exhibit 99.1

Interxion Holding NV

Condensed Consolidated Interim Financial Statements

as at and for the three-month period ended

31 March 2016

Schiphol-Rijk, 4 May 2016

Financial Highlights

•	Revenue increased by 10% to €102.0 million (1Q 2015: €92.5 million).

•	Recurring Revenue increased by 12% to €97.2 million (1Q 2015: €87.1 million).

•	Adjusted EBITDA[1] increased by 13% to €45.9 million (1Q 2015: €40.6 million).

•	Adjusted EBITDA margin increased to 45.0% (1Q 2015: 43.9%).

•	Net profit increased to €10.2 million (1Q 2015: €4.4 million).

•	Adjusted net profit[1] increased by 13% to €10.0 million (1Q 2015: €8.9 million).

•	Earnings per diluted share were €0.14 (1Q 2015: €0.06).

•	Adjusted earnings per diluted share[1] were €0.14 (1Q 2015: €0.13).

•	Capital Expenditures, including intangible assets[2], were €50.0 million (1Q 2015: €67.6 million).

•	Subsequent to the quarter end, Interxion issued €150 million of 6.00% Senior Secured Notes due 2020 at 104.50%.

Operating Highlights

•	Equipped Space increased by 400 square metres to 101,600 square metres.

•	Revenue Generating Space increased by 1,300 square metres to 80,400 square metres.

•	Utilisation Rate at the end of the quarter was 79%.

•	Interxion’s tenth data centre in Frankfurt (FRA10) opened in the first quarter, with 1,200 square metres becoming available. Interxion’s second data centre in Copenhagen (CPH2) opened subsequent to the end of the first quarter, with 500 square metres becoming available.

Quarterly Review

Revenue in the first quarter of 2016 was €102.0 million, a 10% increase over the first quarter of 2015 and a 1% increase over the fourth quarter of 2015. Recurring revenue was €97.2 million, a 12% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items and are not measures of financial performance under IFRS. Full definitions can be found in the “Use of non-IFRS information” section later in this interim report. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the tables later in this interim report.
[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

2	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Cost of sales in the first quarter of 2016 was €39.1 million, an 8% increase over the first quarter of 2015 and a slight decrease over the fourth quarter of 2015.

Gross profit was €62.9 million in the first quarter of 2016, a 12% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Gross profit margin was 61.6% in the first quarter of 2016 compared to 60.8% in the first quarter of 2015 and 61.1% in the fourth quarter of 2015.

Sales and marketing costs in the first quarter of 2016 were €7.7 million, a 16% increase over the first quarter of 2015 and a 5% increase from the fourth quarter of 2015.

Other general and administrative costs were €9.2 million in the first quarter of 2016, a 4% increase over the first quarter of 2015 and a 1% increase from the fourth quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and provision for onerous lease contracts.

Adjusted EBITDA for the first quarter of 2016 was €45.9 million, a 13% increase over the first quarter of 2015 and a 2% increase over the fourth quarter of 2015. Adjusted EBITDA margin was 45.0% in the first quarter of 2016 compared to 43.9% in the first quarter of 2015 and 44.6% in the fourth quarter of 2015.

Depreciation, amortisation, and impairments in the first quarter of 2016 was €21.5 million, an increase of 18% from the first quarter of 2015 and a 6% increase from the fourth quarter of 2015.

Operating profit in the first quarter of 2016 was €22.9 million, an increase of 70% from the first quarter of 2015, and slight increase from the fourth quarter of 2015. Each of the first quarter 2015, fourth quarter 2015, and first quarter 2016 were impacted by M&A transaction related items. Excluding these items, operating profit was €23.1 million in the first quarter of 2016, an increase of 14% over the first quarter of 2015 and a 1% decrease over the fourth quarter of 2015.

Net finance costs for the first quarter of 2016 were €8.0 million, a 21% increase over the first quarter of 2015, and a 2% decrease from the fourth quarter of 2015.

Income tax expense for the first quarter of 2016 was €4.7 million, a 94% increase over the first quarter of 2015, and an 83% increase from the fourth quarter of 2015.

Net profit was €10.2 million in the first quarter of 2016, a 131% increase over the first quarter of 2015, and a 16% decrease from the fourth quarter of 2015.

Adjusted net profit was €10.0 million in the first quarter of 2016, a 13% increase over the first quarter of 2015, and a 17% decrease from the fourth quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €50.4 million in the first quarter of 2016, compared to €34.2 million in the first quarter of 2015, and €38.1 million in the fourth quarter of 2015.

Capital expenditures, including intangible assets, were €50.0 million in the first quarter of 2016 compared to €67.6 million in the first quarter of 2015 and €42.0 million in the fourth quarter of 2015.

Cash and cash equivalents were €44.6 million at 31 March 2016, compared to €58.6 million at year end 2015.

Interim Report: Three-month period ended 31 March 2016	3
These Condensed Consolidated Interim Financial Statements are unaudited

Total borrowings, net of deferred revolving facility financing fees, were €554.9 million at 31 March 2016 compared to €555.1 million at year end 2015. As of 31 March 2016, the company’s revolving credit facility was undrawn. On 11 April 2016, the Company issued €150 million of 6.00% Senior Secured Notes due 2020, raising net proceeds of approximately €155 million.

Equipped space at the end of the first quarter of 2016 was 101,600 square metres compared to 94,800 square metres at the end of the first quarter of 2015 and 101,200 square metres at the end of the fourth quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the first quarter of 2016, compared with 78% at the end of the first quarter of 2015 and 78% at the end of the fourth quarter of 2015.

4	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with IAS 34 and intended to comply with the requirements in the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020. A reconciliation from Profit for the period attributable to shareholders (“Net profit”) to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim financial statements (Note 5).

Adjusted net profit is defined as Net profit excluding the impact of M&A transaction costs, adjustments for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items.

Adjusted diluted earnings per share amounts are determined on Adjusted net profit. A reconciliation from reported Net profit to Adjusted net profit is provided on the next page.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to Net profit as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Interim Report: Three-month period ended 31 March 2016	5
These Condensed Consolidated Interim Financial Statements are unaudited

	For the three months ended
	31 Mar 2016	31 Mar 2015
	(€ in thousands - except per share data)
Net Profit - as reported	10,219	4,425
Add back
+ M&A transaction costs	229	6,887

	229	6,887

Reverse

- Adjustments to onerous lease contracts	—	(100)
- Interest Capitalised	(465)	(923)

	(465)	(1,023)

Tax effect of above add backs & reversals	59	(1,400)

Adjusted Net Profit	10,042	8,889

Reported basic earnings per share: (€)	0.15	0.06
Reported diluted earnings per share: (€)	0.14	0.06

Adjusted basic earnings per share: (€)	0.14	0.13
Adjusted diluted earnings per share: (€)	0.14	0.13

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 42 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 600 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

6	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

		For the three months ended
		31 Mar 2016	31 Mar 2015
	Note	€’000	€’000
Revenue	5	102,000	92,482
Cost of sales	5	(39,119)	(36,282)

Gross profit		62,881	56,200
Other income	5	98	63
Sales and marketing costs	5	(7,724)	(6,679)
General and administrative costs	5	(32,386)	(36,159)

Operating profit		22,869	13,425
Finance income	6	145	1,208
Finance expense	6	(8,103)	(7,793)

Profit before taxation		14,911	6,840
Income tax expense	7	(4,692)	(2,415)

Profit for the period attributable to shareholders		10,219	4,425

Earnings per share
Basic earnings per share: (€)		0.15	0.06
Diluted earnings per share: (€)		0.14	0.06

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2016	7
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended
	31 Mar 2016	31 Mar 2015
	€’000	€’000
Profit for the period attributable to shareholders	10,219	4,425
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	(6,706)	13,943
Effective portion of changes in fair value of cash flow hedge	(97)	(36)
Tax on items that are, or may be, reclassified subsequently to profit or loss	845	(1,178)

Other comprehensive income/(loss) for the period, net of tax	(5,958)	12,729

Total comprehensive income attributable to shareholders	4,261	17,154

The foreign currency translation differences are primarily related to exchange rate differences on equities and permanent loans in GBP.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

8	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at		31 Mar 2016	31 Dec 2015
	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	1,020,125	999,072
Intangible assets		24,600	23,194
Deferred tax assets		21,705	23,024
Financial assets		924	—
Other non-current assets		7,501	6,686
		1,074,855	1,051,976

Current assets
Trade receivables and other current assets		134,419	141,534
Cash and cash equivalents		44,612	58,554
		179,031	200,088
Total assets		1,253,886	1,252,064
Shareholders’ equity
Share capital		7,017	6,992
Share premium		510,598	507,296
Foreign currency translation reserve		14,972	20,865
Hedging reserve, net of tax		(278)	(213)
Accumulated deficit		(17,304)	(27,523)
		515,005	507,417

Non-current liabilities
Trade payables and other liabilities		12,387	12,049
Deferred tax liabilities		9,251	9,951
Borrowings	10	550,614	550,812

		572,252	572,812
Current liabilites
Trade payables and other liabilities		156,301	162,629
Income tax liabilities		4,730	2,738
Provision for onerous lease contracts		647	1,517
Borrowings	10	4,951	4,951

		166,629	171,835

Total liabilities		738,881	744,647

Total liabilities and shareholders’ equity		1,253,886	1,252,064

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2016	9
These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2016	6,992	507,296	20,865	(213)	(27,523)	507,417
Profit for the period	—	—	—	—	10,219	10,219
Other comprehensive income/(loss), net of tax	—	—	(5,893)	(65)	—	(5,958)

Total comprehensive income	—	—	(5,893)	(65)	10,219	4,261

Exercise of options	25	1,901	—	—	—	1,926
Share-based payments	—	1,401	—	—	—	1,401

Total contribution by, and distributions to, owners of the Company	25	3,302	—	—	—	3,327

Balance at 31 March 2016	7,017	510,598	14,972	(278)	(17,304)	515,005

Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	4,425	4,425
Other comprehensive income, net of tax	—	—	12,753	(24)	—	12,729

Total comprehensive income	—	—	12,753	(24)	4,425	17,154

Exercise of options	24	2,122	—	—	—	2,146
Share-based payments	—	1,950	—	—	—	1,950

Total contribution by, and distributions to, owners of the Company	24	4,072	—	—	—	4,096

Balance at 31 March 2015	6,956	499,181	23,193	(271)	(71,664)	457,395

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

	For the three months ended
	31 Mar 2016	31 Mar 2015
	€’000	€’000
Net profit	10,219	4,425
Depreciation, amortisation and impairments	21,478	18,215
Provision for onerous lease contracts	(880)	(925)
Share-based payments	1,401	2,241
Net finance expense	7,958	6,585
Income tax expense	4,692	2,415

	44,868	32,956

Movements in trade receivables and other current assets	5,041	(1,631)
Movements in trade payables and other liabilities	506	2,874

Cash generated from operations	50,415	34,199

Interest and fees paid (a)	(14,362)	(13,574)
Interest received	7	49
Income tax paid	(1,054)	(2,320)

Net cash flows from / (used in) operating activities	35,006	18,354

Cash flows from investing activities
Purchase of property, plant and equipment	(47,446)	(65,318)
Purchase of intangible assets	(2,556)	(2,252)

Net cash flows from / (used in) investing activities	(50,002)	(67,570)

Cash flows from financing activities
Proceeds from exercised options	1,926	2,178
Repayment of mortgages	(320)	(320)

Net cash flows from / (used in) financing activities	1,606	1,858
Effect of exchange rate changes on cash	(552)	1,417

Net increase / (decrease) in cash and cash equivalents	(13,942)	(45,941)
Cash and cash equivalents, beginning of period	58,554	99,923

Cash and cash equivalents, end of period	44,612	53,982

(a) Interest paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment.”

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2016	11
These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three month periods ended 31 March 2016 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2015; these are contained in the 2015 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 31 March 2016, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2015 in the 2015 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2016. Compared with the accounting principles as applied in the 2015 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2015 Annual Report (Form 20-F).

12	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is The Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue (including recurring and non-recurring revenue components), EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three-month period ended 31 March 2016	13
These Condensed Consolidated Interim Financial Statements are unaudited

		Rest of		Corporate
For the three months ended 31 March 2016	Big4	Europe	Subtotal	and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	62,266	34,945	97,211	—	97,211
Non-recurring revenue	3,276	1,513	4,789	—	4,789
Revenue	65,542	36,458	102,000	—	102,000
Cost of sales	(24,644)	(12,079)	(36,723)	(2,396)	(39,119)

Gross profit/(loss)	40,898	24,379	65,277	(2,396)	62,881
Other income	98	—	98	—	98
Sales and marketing costs	(1,773)	(1,376)	(3,149)	(4,575)	(7,724)
General and administrative costs	(17,541)	(7,736)	(25,277)	(7,109)	(32,386)

Operating profit/(loss)	21,682	15,267	36,949	(14,080)	22,869
Net finance expense					(7,958)

Profit before tax					14,911

Total assets	876,049	317,481	1,193,530	60,356	1,253,886
Total liabilities	187,441	56,436	243,877	495,004	738,881
Capital expenditure, including intangible assets*	(36,757)	(10,282)	(47,039)	(2,963)	(50,002)
Depreciation, amortisation, impairments	(14,292)	(6,144)	(20,436)	(1,042)	(21,478)
Adjusted EBITDA	36,181	21,515	57,696	(11,776)	45,920

For the three months ended 31 March 2015	Big4	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	54,983	32,068	87,051	—	87,051
Non-recurring revenue	3,627	1,804	5,431	—	5,431
Revenue	58,610	33,872	92,482	—	92,482
Cost of sales	(22,293)	(11,989)	(34,282)	(2,000)	(36,282)

Gross profit/(loss)	36,317	21,883	58,200	(2,000)	56,200
Other income	63	—	63	—	63
Sales and marketing costs	(1,806)	(1,357)	(3,163)	(3,516)	(6,679)
General and administrative costs	(15,091)	(7,179)	(22,270)	(13,889)	(36,159)

Operating profit/(loss)	19,483	13,347	32,830	(19,405)	13,425
Net finance expense					(6,585)

Profit before tax					6,840

Total assets	824,515	312,666	1,137,181	51,580	1,188,761
Total liabilities	181,390	58,898	240,288	491,078	731,366
Capital expenditure, including intangible assets*	(33,766)	(33,125)	(66,891)	(679)	(67,570)
Depreciation, amortisation, impairments	(11,717)	(5,435)	(17,152)	(1,063)	(18,215)
Adjusted EBITDA	31,370	18,978	50,348	(9,743)	40,605

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

14	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

	For the three months ended
	31 Mar	31 Mar
	2016	2015
Consolidated	€’000	€’000
Profit for the period attributable to shareholders	10,219	4,425
Income tax expense	4,692	2,415

Profit before taxation	14,911	6,840
Finance income	(145)	(1,208)
Finance expense	8,103	7,793

Operating profit	22,869	13,425
Depreciation, amortisation and impairments	21,478	18,215

EBITDA(1)	44,347	31,640
Share-based payments	1,442	2,241
Increase/(decrease) in provision for onerous lease contracts	—	(100)
M&A transaction costs(2)	229	6,887
Income from sub-leases of unused data centre sites	(98)	(63)

Adjusted EBITDA(1)	45,920	40,605

	For the three months ended
	31 Mar	31 Mar
	2016	2015
Big4	€’000	€’000
Operating profit	21,682	19,483
Depreciation, amortisation and impairments	14,292	11,717

EBITDA(1)	35,974	31,200
Share-based payments	305	333
Increase/(decrease) in provision for onerous lease contracts	—	(100)
Income from sub-leases of unused data centre sites	(98)	(63)

Adjusted EBITDA(1)	36,181	31,370

Interim Report: Three-month period ended 31 March 2016	15
These Condensed Consolidated Interim Financial Statements are unaudited

	For the three months ended
	31 Mar	31 Mar
	2016	2015
Rest of Europe	€’000	€’000
Operating profit	15,267	13,347
Depreciation, amortisation and impairments	6,144	5,435

EBITDA(1)	21,411	18,782
Share-based payments	104	196

Adjusted EBITDA(1)	21,515	18,978

	For the three months ended
	31 Mar	31 Mar
	2016	2015
Corporate and other	€’000	€’000
Operating profit/(loss)	(14,080)	(19,405)
Depreciation, amortisation and impairments	1,042	1,063

EBITDA(1)	(13,038)	(18,342)
Share-based payments	1,033	1,712
M&A transaction costs(2)	229	6,887

Adjusted EBITDA(1)	(11,776)	(9,743)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/(decrease) in provision for onerous lease contracts and income from sub-leases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and our 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.
(2)	“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the quarter ended 31 March 2015, M&A transaction costs included €6.9 million related to the abandoned merger with TelecityGroup. In the quarter ended 31 March 2016, M&A transaction costs included €0.2 million related to other activity including the evaluation of potential asset acquisitions.

16	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	For the three months ended
	31 Mar 2016	31 Mar 2015
	€’000	€’000
Foreign currency exchange gains	142	1,178
Bank and other interest	3	30

Finance income	145	1,208

Interest expense on Senior Secured Notes, bank and other loans	(6,917)	(6,583)
Interest expense on finance leases	(827)	(720)
Interest expense on provision for onerous lease contracts	(11)	(39)
Other financial expenses	(348)	(451)

Finance expense	(8,103)	(7,793)

Net finance expense	(7,958)	(6,585)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 31%, in respect of continuing operations for the three months ended 31 March 2016, was affected by the non-tax-deductible share-based payments. The effective tax rate for the three months ended 31 March 2015 was 35%.

8	Property, plant and equipment

Acquisitions

During the three months ended 31 March 2016, the Group acquired tangible fixed assets (primarily data-centre-related assets) at a cost of €49,460,000 (three months ended 31 March 2015: €53,600,000).

Capitalised interest relating to borrowing costs for the three months ended 31 March 2016 amounted to €465,000 (three months ended 31 March 2015: €923,000). The cash effect of the interest capitalised for the three months ended 31 March 2016 amounted to €1,041,000, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2015: €1,969,000).

Interim Report: Three-month period ended 31 March 2016	17
These Condensed Consolidated Interim Financial Statements are unaudited

Capital commitments

At 31 March 2016, the Group had outstanding capital commitments of €117,200,000. These commitments are expected to be substantially settled during the remainder of 2016.

On 15 March 2016 the Group entered into a contract to lease properties in Marseille, France. The lease, which covers land and buildings, will commence during the second quarter of 2016.

9	Financial Instruments

Fair values versus carrying amounts

As of 31 March 2016, the market price of the 6.00% Senior Secured Notes due 2020 was 105.875 (31 March 2015: 108.034). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €503 million (31 March 2015: €514 million), compared with their nominal value of €475 million (31 March 2015: €475 million).

At 31 March 2016, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 31 March 2016, the fair value of all mortgages were equal to their carrying amount of €43.8 million. As of 31 March 2016, the fair value of the financial lease liabilities were €41.3 million compared with the carrying amount of €34.7 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

18	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
31 March 2016

Senior secured notes 6.00% due 2020	(475,470)	(503,000)	—	—
Finance leases	(34,690)	—	(41,323)	—
Mortgages	(43,800)	—	(43,800)	—
Interest rate swap	(418)	—	(418)	—
Financial asset	924	—	—	924

31 December 2015

Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The financial asset which is in Level 3 as from 2016, represents a bridge loan given by Interxion Participation 1 B.V.

10	Borrowings

As at 31 March 2016, our €100.0 million revolving facility was undrawn.

11	Related party transactions

In the first three months of 2016, the Board of Directors approved a conditional award of 121,849 performance shares to certain members of key management, including the Executive Director. The conditional award of 61,469 performance shares to the Executive Director is subject to the approval of the Annual General Meeting of Shareholders, which is anticipated to be held in June 2017.

Interim Report: Three-month period ended 31 March 2016	19
These Condensed Consolidated Interim Financial Statements are unaudited

12	Subsequent events

Mortgage

On 8 April 2016, the Group completed a €14.6 million financing. The facility is secured by a mortgage on the data centre property in Vienna (Austria), acquired by Interxion Real Estate VII GmbH in January 2015, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fourteen years and nine months, and has a variable interest rate based on EURIBOR plus 195 basis points. The principal amount is to be repaid in 177 monthly instalments, increasing from €76,000 to €91,750. The first monthly installment of €76,000 is due on 30 April 2016, and a final repayment of €91,750 is due on 31 December 2030.

Additional notes under Indenture 3 July 2013

On 14 April 2016, the Company completed the issuance of additional €150 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Notes”). The net proceeds of the offering were approximately € 155 million. The Notes are guaranteed by certain subsidiaries of the Company. The Notes were issued under the indenture dated July 3, 2013 pursuant to which the Company has previously issued €475 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

20	Interim Report: Three-month period ended 31 March 2016 These Condensed Consolidated Interim Financial Statements are unaudited